

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 21, 2011

Via U.S. Mail and Facsimile

Jon Buttles
Principal Executive Officer
Advance Nanotech , Inc.
400 Rella Boulevard, Suite 160
Montebello, New York 10901

> **Re:** **Advance Nanotech, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on April 15, 2010**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 000-10065**

Dear Mr. Buttles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 8

We may be classified as an inadvertent investment company., page 10

1.      We note your response to prior comment 1. Please tell us if you believe a "late 2009" analysis by special counsel is still applicable to your company at this time.

Financial Statements

Statements of Cash Flows, page F-9

2.      We note your response to prior comment 6.  However, we do not understand why you
        present the non-cash gain on deconsolidation of a subsidiary as a use of investing cash.  It
        appears that this amount should be included as an adjustment to reconcile net income
        (loss) to cash flows used in operating activities and the non-cash gain should be presented
        outside of the statement of cash flows as a non-cash investing activity.  Please provide us
        the accounting literature you relied on for this presentation.

3.      We see that you reconcile net income (loss) attributable to continuing operations to net
        cash provided by (used in) operating activities.  Under FASB ASC 230-10, a statement of
        cash flows prepared under the indirect method should start with "net income."  FASB
        ASC 810-10-65-1 defines "net income" as net income attributable to both controlling and
        noncontrolling interests as well as discontinued operations.  In future filings please begin
        your consolidated statement of cash flows with "net income" as defined in FASB ASC
        810-10-65-1.

Note 5.  Investments, page F-19

4.      We reference prior comment 7.  In future filings, to the extent that your investment in
        Owlstone is material to your financial statements and to investors, please provide audited
        equity method investee financial statements similar to those required by Rule 3-09 of
        Regulation S-X.

5.      We note your response to prior comments 9 and 10.  Please tell us how your calculation
        of the gain on deconsolidation of Owlstone is consistent with the guidance in FASB ASC
        810-10-40-5.  Please provide us your calculation of the gain that is consistent with the
        guidance is the accounting literature.

Note 7.  Convertible Notes Payable, page F-20

6.      We see your response to prior comment 11.  In future filings please identify the notes
        payable as "related party" on the face of your balance sheet and identify within your
        footnotes the nature of the related parties.

Note 16.  Discontinued Operations, page F-31

7.      We see that you present the operations of Owlstone as discontinued under FASB ASC
        205-20.  Please tell us how you concluded that (a) elimination of the component's
        operations and cash flows from the entity's ongoing operations has occurred and (b)
        significant continuing involvement by the entity in the component's operations does not
        exist after the disposal transaction.  Please clarify how you concluded that the

deconsolidation of Owlstone meets the requirements in the accounting literature to be treated as a discontinued operation.

8.      We reference your response to prior comment 12.  In future filings separately disclose the amounts and components of each discontinued operation.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Item 12.  Security Ownership of Certain Beneficial Owners . . . , page 9</u>

9.      We note your response to prior comment 11 that Provco Ventures I, LP beneficially owns more than 5% of your outstanding securities.  Please tell us why Provco Ventures I, LP is not listed in your beneficial ownership table on page 10.

<u>Item 13.  Certain Relationships and Related Transactions . . . ,  page 12</u>

<u>Certain Relationship and Related Transactions, page 12</u>

10.     Please expand your response to prior comment 16 to tell us and provide in future filings as applicable:

   • the amounts involved in the transactions involving informal advances to Owlstone Nanotech, Inc., including the amounts you advanced to Owlstone in the periods for which disclosure is required, the largest aggregate amount of principal outstanding and the amounts of principal and interest paid by Owlstone in the periods presented, and the rate or amount of interest payable on the indebtedness; and

   • why you did not include disclosure of convertible notes issued to Owlstone Inc., BEME Capital Limited, Provco Ventures I, LP, and Core Equity Group LLC, mentioned in response to prior comment 11.

   Also, please confirm that you will revise future filings to include the information required by Regulation S-K Item 404 for your related party transactions.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,


Brian R. Cascio
Accounting Branch Chief